Filed pursuant to General Instruction II.L. of Form F-10;
                       File No. 333-136531

This prospectus supplement, together with the amended and restated short form base shelf prospectus dated August 11, 2006 to which it relates, as further amended or supplemented (the "Prospectus"), and each document deemed to be incorporated by reference into the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS SUPPLEMENT NO. 1 dated November 2, 2006
(To the Amended and Restated Short Form Base Shelf Prospectus dated August 11,
2006)

Secondary Offering

                                  VASOGEN INC.

                            55,000,000 Common Shares

In accordance with the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and the various securities commissions or similar regulatory authorities in Canada, we previously filed a registration statement with the SEC (which included the Prospectus we previously filed with the Ontario Securities Commission) in order to register in the United States resales of our common shares issuable upon (i) conversion or repayment of the 6.45% senior convertible notes due October 7, 2007 issued by Vasogen Ireland Limited (the "notes"), or (ii) exercise of the warrants (as such term is defined in the Prospectus).

Investing in our common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 6 of the Prospectus.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the securities may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully.

The ability of an investor to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and certain of the experts named in this prospectus supplement or the accompanying prospectus are resident outside of the United States, and all or a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The holders of the notes and/or warrants are entitled to the benefits of a registration rights agreement (the "Registration Rights Agreement") dated October 7, 2005, as amended on November 3, 2005, between us and the selling shareholders identified in the Prospectus. Upon a transfer of all or any portion of the notes

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and/or warrants held by the selling shareholders, the rights under the
Registration Rights Agreement shall be automatically assignable to any transferee thereof if, among other things, we receive notice of the name and address of the transferee thereof and a description of the securities with respect to which the registration rights are being transferred (the "Notice"). Each transferee identified in a Notice will become a selling shareholder under the Prospectus. Pursuant to the terms of the Registration Rights Agreement, we have agreed, upon the reasonable request of a selling shareholder, to file such documents as may be required to include the securities covered thereby in the registration statement.

Pursuant to a securities purchase agreement dated October 16, 2006 between Kings Road Investments Ltd.(1) ("Kings Road") and Amatis Ltd. ("Amatis"), Kings Road purchased from Amatis all of the notes and warrants previously held by Amatis (the "Transferred Securities").

Vasogen is filing this prospectus supplement to (i) include in the registration statement that the remaining additional common shares referred to under the Prospectus as having been issuable to Amatis upon conversion, repayment or exercise of the Transferred Securities are now issuable to Kings Road, (ii) provide that Amatis is no longer a Selling Shareholder under the Prospectus; and
(iii) update the list of documents incorporated by reference in the Prospectus. As at October 27, 2006, Kings Road owned 5,177,479(2) of our common shares.


                       DOCUMENTS INCORPORATED BY REFERENCE

      This prospectus supplement is deemed to be incorporated by reference into the Prospectus. Other documents are also incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof. In addition, information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Jacqueline Le Saux, our Vice-President, Corporate & Legal Affairs, at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, telephone: (905) 817-2000. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

      The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

      (a) our material change report dated August 14, 2006 relating to the notification from NASDAQ that our common shares have closed at a price below the minimum bid price for 30 consecutive business days;

      (b) our material change report dated August 14, 2006 relating to the filing of our amended and restated base shelf prospectus dated August 11, 2006 and our Report on Form 40-F previously filed with the SEC on EDGAR on February 21, 2006; and

---------------------------------
(1) Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers") and Polygon Investments Ltd. (the "Manager") each has the right to vote and dispose of the securities held by Kings Road Investments Ltd. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers and the Manager. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road Investments Ltd.
(2) Reflects the number of common shares beneficially owned by Kings Road, including common shares issuable based on its ownership of the notes and warrants, as of October 27, 2006, assuming conversion of all notes at US$3.00 and exercise of the warrants held by Kings Road on such date (without regard to any limitations on conversions or exercise). The registered holder is UBS Securities LLC f/b/o Kings Road Investments Ltd.


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      (c)   comparative unaudited consolidated interim financial statements of our Company, including the notes thereto, for the three and nine months ended August 31, 2006 and management's discussion and analysis of financial condition and results of operations of our Company for the three and nine months ended August 31, 2006.

      Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.


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